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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07007424

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WaMu Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Second Ave. WMC 1502
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Wilhelm 206 554-2499
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

925 Fourth Avenue, Suite 3300 (Address) Seattle (City) WA (State) 98104-1126 (Zip Code)

PROCESSED
APR 19 2007
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Donald Wilhelm, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to WaMu Capital Corp. (the "Company") for the year ended December 31, 2006, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Donald Wilhelm
Chief Financial Officer


Notary Public
State of Washington
WILBUR H ENG
My Appointment Expires Aug 19, 2010

Wilbur Eng
February 14, 2007

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
WaMu Capital Corp.
Seattle, Washington

We have audited the following financial statements of WaMu Capital Corp. (the "Company") for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of WaMu Capital Corp. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of WaMu Capital Corp. as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 22, 2007

WAMU CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS	
CASH AND CASH EQUIVALENTS	$ 2,061,686
CASH AND SECURITIES SEGREGATED IN COMPLIANCE WITH FEDERAL OR OTHER REGULATIONS	9,817,188
RECEIVABLE FROM:	
Brokers, dealers, and clearing organizations	89,563,275
Customers	11,942,825
Affiliates	3,432,654
SECURITIES OWNED—At fair value ($1,867,673,432 pledged as collateral)	2,360,457,508
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	2,941,518,500
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS—At cost, less accumulated depreciation and amortization of $5,300,316	6,627,320
UNDERWRITING AND FINDER'S FEES RECEIVABLE	147,500
INTEREST RECEIVABLE	20,076,072
PREPAID EXPENSES AND OTHER ASSETS	1,600,338
CURRENT INCOME TAX RECEIVABLE	432,753
DEFERRED INCOME TAX ASSET	648,782
TOTAL	$5,448,326,401
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to:	
Brokers, dealers, and clearing organizations	$ 54,377,659
Customers	2,015,694
Affiliates	6,355,521
Securities sold but not yet purchased—at fair value	160,353,888
Securities sold under agreements to repurchase	4,900,750,125
Accrued compensation and related benefits	40,411,838
Interest payable	4,860,300
Accrued liabilities on underwriting transactions	3,916,323
Other liabilities and accrued expenses	4,186,380
Total liabilities	5,177,227,728
COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)	
STOCKHOLDER'S EQUITY:	
Common stock, no par value—10,000 shares authorized, issued, and outstanding	-
Paid-in capital	100,000,000
Retained earnings	171,098,673
Total stockholder's equity	271,098,673
TOTAL	$5,448,326,401

See notes to financial statements.

END